UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)*

Sigma Designs, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82656 10 3

(CUSIP Number)

December 31, 2005

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82656 10 3                   13G                     Page 2 of 5 Pages

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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Thinh Q. Tran
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a) [ ]
           (b) [ ]

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    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                           5      SOLE VOTING POWER
      NUMBER OF                   1,331,813*
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     38,000
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  1,331,813*
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  38,000
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,331,813*
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.86%
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   12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
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*Includes 915,520 share underlying stock options exercisable within 60 days of December 31, 2005.  Please refer to Item 4 "Ownership" regarding shares omitted or included in such totals.

CUSIP No. 82656 10 3                   13G                     Page 3 of 5 Pages

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ITEM 1.

(a)      Name of Issuer:

         Sigma Designs, Inc.

(b)      Address of Issuer's Principal Executive Offices:

         1221 California Circle
         Milpitas, California 95035

ITEM 2.

(a)      Name of Person Filing:

         Thinh Q. Tran

(b)      Address of Principal Business Office or, if none, Residence:

         c/o Sigma Designs, Inc.
         1221 California Circle
         Milpitas, California 95035

(c)      Citizenship:

         United States of America

(d)      Title of Class of Securities:

         Common Stock

(e)      CUSIP Number:

         82656 10 3

CUSIP No. 82656 10 3                   13G                     Page 4 of 5 Pages

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ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO ss.ss.240.13d-1(b) OR
             240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             Not applicable.

ITEM 4.      OWNERSHIP.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
             Item 1.

             (a)  Shares Beneficially Owned:

                  (i)   Held by me beneficially and of record ....  1,331,813 *

                  (ii)  Held by four irrevocable trusts which my
                        children were beneficiaries;** beneficial
                        ownership disclaimed by me under
                        Rule 13d-4 ...............................     38,000 **

                  (iii) Total shares reported ....................  1,369,813 *

             (b)  Percent of Class:

             The 1,369,813* reported shares constitute 6.03% of the 22,728,228 shares outstanding on December 3l, 2005; the 1,331,813* shares owned beneficially by me constitute 5.86% of such shares as of
             December 31, 2005.

             (c)  Number of shares as to which I have:

                 (i)   Sole power to vote or to direct
                       the vote ..................................  1,331,813 *

                 (ii)  Shared power to vote or to direct
                       the vote ..................................     38,000 **

                 (iii) Sole power to dispose or to direct
                       the disposition of ........................  1,331,813 *

                 (iv)  Shared power to dispose or to direct
                       the disposition of ........................     38,000 **

             * Pursuant to Rule 13d-3(d)(1)(i), this figure includes 915,520 shares, representing vested stock options, which I had the right to purchase within sixty days of December 31, 2005.

             ** Pursuant to Rule 13d-3(a) and 13d-4, the total 38,000 shares held by four irrevocable trusts which named my children as beneficiaries and my sister as a trustee are as follows:

                  a.   Thanh Kim Tran TTEE UA 9/13/95 by Thinh Q Tran & Hanh
                       Nguyen Huy Q Tran 1995 Trust - 9,500 shares
                  b.   Thanh Kim Tran TTEE UA 9/13/95 by Thinh Q Tran & Hanh
                       Nguyen Khiem Q Tran 1995 Trust - 9,500 shares
                  c.   Thanh Kim Tran TTEE UA 9/13/95 by Thinh Q Tran & Hanh
                       Nguyen Quang Q Tran 1995 Trust - 9,500 shares
                  d.   Thanh Kim Tran TTEE UA 9/13/95 by Thinh Q Tran & Hanh
                       Nguyen Vinh Q Tran 1995 Trust - 9,500 shares

             The power to direct the voting and disposition of the shares is shared by the trustee (my sister); I disclaim beneficial
             ownership of the shares owned by these trusts.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not applicable.

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
             THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

CUSIP No. 82656 10 3                   13G                     Page 5 of 5 Pages

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ITEM 10.     CERTIFICATION

             Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2006

                                        Thinh Tran

                                        By: /s/ Thinh Q. Tran
                                            ----------------------------------
                                            Name:  Thinh Q. Tran
                                            Title: President
                                                   and Chief Executive Officer